ELLINGTON RESIDENTIAL MORTGAGE REIT

53 Forest Avenue

Old Greenwich, Connecticut 06870

April 26, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Duc Dang

RE:	Ellington Residential Mortgage REIT
Registration Statement on Form S-11 (File No. 333-187662)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ellington Residential Mortgage REIT (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., Eastern time, on Tuesday, April 30, 2013 or as soon thereafter as practicable.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Christopher C. Green at (404) 888-4077 and such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

Ellington Residential Mortgage REIT

By:	/s/ Sara Walden Brown
Name:	Sara Walden Brown
Title:	Secretary

[Signature page to Acceleration Request]